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                          SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE 13G

                    Under the Securities and Exchange Act of 1934
                               (Amendment No. ____)

                                 SYNC RESEARCH, INC.
                                   (Name of Issuer)


                            Common Stock, $.001 par value
                            (Title of Class of Securities)

                                     785065-10-3
                                    (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1) Name of Reporting Person                          John H. Rademaker
   SS or IRS Identification
   Nos. of Above Person

2) Check the Appropriate Box                          (a)  N/A
   if a Member of Group                               (b)
   (See Instructions)

3) SEC Use Only

4) Citizenship or Place of                            U.S.A.
   Organization

   Number of                                (5) Sole Voting Power   638,804 (1)
   Shares
   Beneficially Owned                       (6) Shared Voting Power 638,804 (1)
   by Each Reporting
   Person With                              (7) Sole Dispositive
                                                Power
                                            (8) Shared Dispositive
                                                Power

9) Aggregate Amount                         638,804
   Beneficially Owned by
   Each Reporting Person

10) Check Box if the Aggregate
    Amount in Row (9)
    Excludes Certain Shares                 X
    (See Instructions)

11) Percent of Class Represented
    By Amount in Row (9)                    3.8%, based upon 16,945,708 total
                                            shares outstanding as of December
                                            31, 1996

12) Type of Reporting
    Person (See Instructions)               IN



--------------------
(1) Consists of 23,054 shares held in name of John H. Rademaker and 615,750 shares held in name of Goldman, Sachs & Co. fbo John H. Rademaker


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Item 1(a).    Name of Issuer.

              SYNC RESEARCH, INC.

Item 1(b).    Address of Issuer's Principal Executive Offices.

              40 Parker
              Irvine, CA  92618

Item 2(a).    Name of Person(s) Filing.


              John H. Rademaker

Item 2(b).    Address of Principal Business Office.

              c/o Sync Research, Inc.
              40 Parker
              Irvine, CA  92618

Item 2(c).    Citizenship.

              U.S.A.

Item 2(d).    Title of Class of Securities.

              Common Stock, $.001 par value

Item 2(e).    Cusip Number.

              785065-10-3

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), Check whether the person filing is a

        (a) ___ Broker Dealer registered under Section 15 of the Act

        (b) ___ Bank as defined in Section 3(a)(6) of the Act

        (b) ___ Insurance Company as defined in Section 3(a)(19) of the Act

        (c) ___ Investment Company registered under Section 8 of the Investment Company Act

        (d) ___ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

        (e) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

        (f) ___ Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

        (g) ___ Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


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Item 4.  Ownership

(a) Amount Beneficially Owned:    638,804

    Consists of 23,054 shares held in name of John H. Rademaker and 615,750 shares held in name of Goldman, Sachs & Co. fbo John H. Rademaker

    (b) Percent of Class:         3.8%

       (based on 16,945,708 total shares outstanding as of December 31, 1996)

    (c) Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote                  638,804

        (ii)  shared power to vote or to direct the vote

        (iii) sole power to dispose or to direct the disposition of    638,804

        (iv)  shared power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class

              X

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

              Not Applicable

Item 8.  Identification and Classification of Members of the Group

              Not Applicable

Item 9.  Notice of Dissolution of Group

              Not Applicable


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Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1997


                                       /s/ John H. Rademaker
                                       ----------------------
                                       John H. Rademaker



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